# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Onconetix, Inc., CIK 0001782107
CUSIP: 68237Q104
Title of class of securities: Common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 201 E. FIFTH STREET, SUITE 1900, CINCINNATI, Ohio (OH), 45202
Date of event which requires filing of this statement: 09/24/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002038013

## Reporting persons
- Scablis AG: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 581,938; shared voting power 0; sole dispositive power 581,938; shared dispositive power 0; aggregate amount beneficially owned 581,938 (7% of the class)
  Comment: This percentage is calculated based on 8,296,772 common stocks issued and outstanding as of September 24, 2024 as provided by the Issuer

## Item 1. Issuer
Name of issuer: Onconetix, Inc.
Address of issuer's principal executive offices: 201 E. FIFTH STREET, SUITE 1900, CINCINNATI, OHIO, 45202.

## Item 2. Person Filing
Name of person filing: Scablis AG
Address of principal business office or, if none, residence: Kluenenfeldstrasse 22, CH-4127 Birsfelden, Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: the 581,938 common stocks are held of record by Scablis AG, a private company of Switzerland
Percent of class: 7.01
Sole power to vote or to direct the vote: 581,938
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 581,938
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Scablis AG: Raymond Fehlbaum, Board Member (09/27/2024)